UNITED STATES
~~~ ~~~~~~~ ~ ~~~ ~XCHANGE COMMISSION
ton, D.C. 20549

20008564

JDITED REPORT
M X-17A-5
ART III

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SEC FILE NUMBER
8- 11763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Neil Securities, Incorporated dba William O'Neil Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Congress Street, 5th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

SEC
Mail Processing
Section
FEB 28 2020
Washington DC
416

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. McCauley 617-936-7733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 West 5th (Address) Los Angeles (City) CA (State) 90013 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.
~~~

OATH OR AFFIRMATION

I, Michael P. McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Neil Securities, Incorporated dba William O'Neil Securities, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHUVECHYA TULADHAR
Notary Public
Massachusetts
My Commission Expires
Aug 23, 2024

02/20/20

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describingthe Broker-Dealers Compliance with the exemption provisions of section K of SEC Rule 15c3-3 (the "Exemption Report") and the Independent Registered Public Accounting Firm thereon.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O’Neil Securities, Incorporated

Report on Statement of Financial Condition
As of December 31, 2019
SEC I.D. No. 8-11763

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
O'Neil Securities, Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of O'Neil Securities, Incorporated (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2020

We have served as the Company's auditor since 2015.

O'Neil Securities, Incorporated
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash	$	48,696
Deposit with clearing broker		262,162
Receivable from clearing broker (Note 2)		6,838,184
Securities owned - at fair value (Note 4)		14,720,120
Receivable from affiliates (Note 8)		77,908
Fixed assets, net (Note 5)		197,247
Other assets		231,499
Total assets	$	22,375,816
Liabilities and Stockholder's Equity		
Liabilities		
Accrued compensation and benefits	$	605,957
Accrued expenses and payables		266,498
Payable to affiliates (Note 7)		187,849
Loan from affiiate (Note 7)		6,650,000
Total liabilities		7,710,304
Commitments and Contingencies (Note 6)		
Stockholder's Equity		
Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding		129,420
Additional paid in capital		37,900,000
Accumulated deficit		(23,363,908)
Total stockholder's equity		14,665,512
Total liabilities and stockholder's equity	$	22,375,816

The accompanying notes are an integral part of this statement of financial condition.

1. The Company

O'Neil Securities, Incorporated dba William O'Neil Securities ("ONS" or the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Capital Management "OCM", which is a wholly owned subsidiary of Data Analysis Inc. (the "Parent"). ONS is a member of the Financial Industry Regulatory Authority "FINRA" and the New York Stock Exchange "NYSE".

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America "GAAP" and conform to practices within the broker-dealer industry.

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of the statement of financial condition. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash

The Company maintains cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these deposits. As of December 31, 2019, cash held in a bank deposit account is $48,696.

Securities Owned

Securities owned consists of common stock. The securities are classified as trading securities and accordingly are stated at fair value at the statement of financial condition date.

Receivable from Clearing Broker

Receivable from clearing broker represents funds held by the Company's clearing broker, including amounts receivable (net) for open trades and commissions not received (net of fees). The margin balance of an account can be either negative or positive. If there is a negative balance, it refers to an amount that is owed to the brokerage firm. If a positive balance exists, then the balance can be used to invest or to earn interest. As of December 31, 2019, receivables from clearing broker consists of the following:

Commissions receivable from clearing broker	$ 72,387
Cash deposits	5,576,919
Unsettled trades	1,188,878
	$ 6,838,184

Fixed Assets

Computers and equipment, leasehold improvements, and furniture and fixtures are carried at cost less accumulated depreciation and amortization, which is computed using the straight-line method. Depreciation is provided over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Income Taxes
The Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company elected to be treated as Qualified Subchapter S subsidiary and is included in the consolidated income tax return of the Parent. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

The Company accounts for uncertain tax positions by determining whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company determined that no reserve is required at December 31, 2019.

Segment Reporting
Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its products and services, production and distribution process, and regulatory environment.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02 which significantly changes the accounting for leases. The new guidance requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. For income statement purposes, the new guidance retained a dual model, requiring leases to be classified as either operating or financing. Operating leases will result in straight-line expense while finance leases will result in a front-loaded expense pattern similar to existing capital lease guidance. For statement of cash flow purposes, the new guidance also retained the existing dual method, where cash payments for operating leases are reflected in cash flows from operating activities and principal and interest payments for finance leases are reflected in cash flows from financing activities and cash flows from operating activities, respectively. The new guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The new guidance allows for the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach. The use of the modified retrospective approach allows an entity to use a number of practical expedients in the application of this new guidance. The adoption had no effect on change to financial condition.

3. Fair Value of Financial Instruments and its Measurements

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash, receivables, and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

In accordance with the authoritative guidance on fair value measurements, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

In some instances, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, the investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of an input may require judgment and considerations of factors specific to the investment.

The Company's investments consist of publicly traded and unlisted corporate stocks.

The following is a description of valuation inputs and techniques that the Company utilizes to value each major category of assets in accordance with ASC 820:

Corporate Stocks - Corporate stocks that are actively traded on a securities exchange are valued based on quoted prices from the applicable exchange as provided by independent pricing services, and to the extent valuation adjustments are not applied to these securities, they are categorized as Level 1. Corporate stocks traded on inactive markets are categorized as Level 2.

The table below summarizes the levels in the fair value hierarchy of the Company's assets carried at fair value as of December 31, 2019:

	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
U.S. Corporate stocks:				
Communication services	$ 500,871	$ -	$ -	$ 500,871
Consumer discretionary	2,910,621	-	-	2,910,621
Financials	955,675	-	-	955,675
Health care	2,499,578	-	-	2,499,578
Information technology	7,853,375	-	-	7,853,375
Corporate stocks	$ 14,720,120	$ -	$ -	$ 14,720,120
Other assets - unlisted corporate stock	$ -	$ 104,440	$ -	$ 104,440

There are no liabilities carried at fair value at December 31, 2019.

4. Securities Owned

As of December 31, 2019, securities owned by the Company consisted of the following:

	Cost	Fair Value
Securities owned—at market value:		
Corporate stocks:		
US equity securities	$ 13,165,527	$ 14,720,120

5. Fixed Assets

The Company's fixed assets are as follows:

Computers and equipment	$	137,236
Leasehold improvements		80,267
Furniture and fixtures		225,520
Subtotal		443,023
Less – Accumulated depreciation and amortization		(245,776)
Fixed assets, net	$	197,247

6. Commitments and Contingencies

Indemnifications

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2019 have settled with no resulting liability to the Company. During 2019 the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2019.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

The Company may become a party to certain claims, legal actions and complaints arising in the normal course of business. There have been no claims, legal actions or complaints during the year ended December 31, 2019.

Deposits with Clearing Broker

The Company has clearing agreements with its clearing broker. The agreements provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis. In connection with these agreements, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks. At December 31, 2019, the Company was required to maintain a minimum of $250,000 on deposit with the clearing broker. The agreements also provide that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement.

7. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

As of December 31, 2019, the receivable from affiliates is $77,908 and relates to shared intercompany expenses.

As of December 31, 2019, loan from affiliate consists of $6,650,000 payable to the Parent. Loan from affiliate bears no interest, is due on demand, and has no stated maturity date.

As of December 31, 2019, the payable to affiliates is $187,849, of which $69,016 relates to shared intercompany expenses.

8. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company can elect to make discretionary contributions to the Plan during the Plan year.

9. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2019, the Company had net capital of $11,648,001, which was $11,398,001 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

10. Subsequent Events

In preparing the statement of financial condition, the Company evaluated subsequent events occurring through February 26, 2020, the date the statement of financial condition was available to be issued.